UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                        ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM  1. REPORTING  ISSUER

        Belmont  Resources  Inc.  (the  "Company")
        1180  -  666  Burrard  Street
        Vancouver,  BC
        V6C  2X8

ITEM  2. DATE  OF  MATERIAL  CHANGE

         September  17,  1999

ITEM  3. PRESS  RELEASE

         Issued September 17, 1999 and distributed through the facilities of Vancouver Stockwatch.

ITEM  4. SUMMARY  OF  MATERIAL  CHANGE

         Director stock options have been granted as to 850,000 shares at $0.32 for a period of 2 years. In addition the Company has renegotiated as to price only 889,000 options at $0.32.

ITEM  5. FULL  DESCRIPTION  OF  MATERIAL  CHANGE

         Subject to regulatory approvals, Director stock options have been granted as to 850,000 shares at $0.32 for a period of 2 years. In addition the Company has renegotiated as to price only 889,000 options at $0.32.

         The options granted and renegotiated cannot be exercised until the approval of the Vancouver Stock Exchange has been obtained.

ITEM  6.  RELIANCE  ON  SECTION  67(2)  OF  THE  ACT

         This  report  is  not  being  filed  on  a  confidential  basis.

ITEM  7. OMITTED  INFORMATION

         There are no significant facts required to be disclosed herein which have been omitted.



ITEM  8.  DIRECTOR/SENIOR  OFFICER

         Contact:     Gary  Musil,  Secretary
         Telephone:  (604)  683-6648

ITEM  9. STATEMENT  OF  SENIOR  OFFICER/DIRECTOR

         The foregoing accurately discloses the material change referred to herein.

                                                      By        /s/Gary  Musil
                                                        ---------------------
                                                        Gary  Musil,  Secretary

DATED  this  17th  day  of  September,  1999.

                                    [LETTERHEAD]


BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.belmont-resources.com

September 17, 1999
VSE - "BEO"
OTC B-B "BEOVF"


                                 "NEWS RELEASE"


Subject to regulatory approvals, Director stock options have been granted as to 850,000 shares at $0.32 for a period of 2 years. In addition the Company has renegotiated as to price only 889,000 options at $0.32.

The options granted and renegotiated cannot be exercised until the approval of the Vancouver Stock Exchange has been obtained.


ON  BEHALF  OF  THE  BOARD

/s/Gary Musil
Gary  Musil,
Secretary/Director




THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                                   FORM 20

                               Securities Act

                        Report of Exempt Distribution


Report  of  a  distribution  under  Section 74(2)(1) to (5), (8) to (10), 11(i),
(14),  (16)(i),  (18),  19 or (23) to (26) of the Securities Act, R.S.B.C. 1996,
c. 418 (the "Act"), or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg 194/97 (the "Rules"), or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed
     (the  "Issuer"):

     Belmont  Resources  Inc.
     1180  -  666  Burrard  Street
     Vancouver,  BC
     V6C  2X8
     Telephone:  (604)  683-6648

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.

3.   Describe the type of security and the aggregate number distributed:

     Incentive stock options to purchase a total of 850,000 common shares in the capital of the Issuer. The options are exercisable on or before September 17, 2001 at the price of $0.32 per share.

4.   Date of the distribution(s) of the Security:  September 30, 1999

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

     Section  74(2)(9)  of  the  Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.


(a)

Full  name  and  Residential         Number  of
Address  of Purchasers             Securities Optioned           Purchase Price
-------------------------         --------------------           --------------

Vojtech  Agyagos                         75,000                        Nil
1365  Dempsey  Road
North  Vancouver,  BC
V7K  1S7

Nicolo  Bellanca                        425,000                        Nil
Drachenweg  9
9330  Althofen
Austria

Kenneth  B.  Liebscher                  100,000                        Nil
1854  Western  Drive
Port  Coquitlam,  BC
V3C  2X7

Gary  Musil                             150,000                        Nil
3577  Marshall  Street
Vancouver,  BC
V5N  4S2

Peter  E.  Serck                        100,000                        Nil
35  Thorncliffe  Park
Toronto,  ON
M4H  1J3


(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

     No proceeds have been derived in British Columbia by the Issuer from the distribution.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

     No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

     Not applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

    Not  applicable

b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 4th day of October 1999.


BELMONT  RESOURCES  INC.
(Name  of  Issuer)

/s/Gary  Musil
per:
Signature

Secretary/Director
Official  Capacity  -  Please  Print


(Please print here name of individual whose signature appears above, if different from issuer or agent printed above.)


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                                 AMENDED FORM 20

                                 Securities Act

                          Report of Exempt Distribution


Report  of  a  distribution  under  Section 74(2)(1) to (5), (8) to (10), 11(i),
(14),  (16)(i),  (18),  19 or (23) to (26) of the Securities Act, R.S.B.C. 1996,
c. 418 (the "Act"), or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg 194/97 (the "Rules"), or, if applicable, by an order issued under section 76 of the Act.

3. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

     Belmont  Resources  Inc.
     1180  -  666  Burrard  Street
     Vancouver,  BC
     V6C  2X8
     Telephone:  (604)  683-6648

4. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.

3.   Describe the type of security and the aggregate number distributed:

     Incentive stock options to purchase a total of 889,000 common shares in the capital of the Issuer. The options are exercisable on or before February 24, 2000 at the price of $0.32 per share.

4.   Date of the distribution(s) of the Security:  September 30, 1999

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

     Section  74(2)(9)  of  the  Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.


(a)

Full  name  and  Residential         Number  of
Address  of Purchasers             Securities Optioned            Purchase Price
-------------------------         --------------------           --------------

Vojtech  Agyagos                        144,000                        Nil
1365  Dempsey  Road
North  Vancouver,  BC
V7K  1S7

Nicolo  Bellanca                        200,000                        Nil
Drachenweg  9
9330  Althofen
Austria

Peter  John                             500,000                        Nil
Rath,  Baltimore
County  Cork
Republic  of  Ireland

Gary  Musil                              25,000                        Nil
3577  Marshall  Street
Vancouver,  BC
V5N  4S2

Kenneth  B.  Liebscher                   20,000                        Nil
1854  Western  Drive
Port  Coquitlam,  BC
V3C  2X7


(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

     No proceeds have been derived in British Columbia by the Issuer from the distribution.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

     No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

     Not applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

(c) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

    Not  applicable

(d) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 4th day of October 1999.


BELMONT  RESOURCES  INC.
(Name  of  Issuer)

/s/Gary  Musil
per:
Signature

Secretary/Director
Official  Capacity  -  Please  Print


(Please print here name of individual whose signature appears above, if different from issuer or agent printed above.)


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Belmont Resources Inc.
                                             -------------------------------
                                                     (Registrant)

Date     October 20, 1999                    By        /s/ Gary Musil
        ----------------------                  ----------------------------
                                                        Secretary/Director